Black Hammer Holdings, Inc



ANNUAL REPORT

781 Corbett Ave Apt 4

San Francisco, CA 94131

(415) 758-2223

https://blackhammerbrewing.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Company Overview: Black Hammer Holdings, Inc ("Black Hammer Brewing" or "BHB" or the "Company") is a corporation organized under the laws of the state of Delaware that specializes in brewing a unique range of craft beers, including gluten-removed beers, non-alcoholic beer, lagers, ales, and hard seltzers. The Company's business model consists of a combination of direct sales, wholesale distribution, and a focus on inclusivity and health-conscious consumers. Our products are sold across various states at stores and outlets like BevMo and Costco, as well as direct-to-consumer businesses online. The Company stands out for its commitment to balance and creativity in brewing, strategic positioning in the growing global beer market projected to reach $187B by 2027, and dedication to providing a welcoming environment to a diverse community.

Corporate History: Black Hammer Holdings, Inc was initially organized as Black Hammer Brewing, LLC, a California limited liability company on January 6, 2014 and converted to a Delaware corporation on March 1, 2024.

The Company's Intellectual Property ("IP"): The Company has been granted two U.S. trademarks for "Black Hammer Brewing" and "Sparkle Pony", filed with the USPTO in 2016.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 10,000,000

Use of proceeds: Shares issued as part of the conversion from the LLC to C-Corp.

Date: March 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $400,000.00

Use of proceeds: Convertible Note issued to replace the 2014 Note issued by Black Hammer Brewing, LLC.

Date: February 01, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,320,453, compared to $2,735,457 in fiscal year 2023. Much of the increase in revenue was due to the growth of our wholesale customer base and volume, as we increased our wholesale volume by roughly 185% year over year.

Cost of Sales

Cost of sales for fiscal year 2022 was $633,048, compared to $755,056 in fiscal year 2023. Raw materials prices increased substantially between 2022 and 2023, and increased production to meet demand resulted in an increase in COGS.

Gross margins

Gross margins for fiscal year 2022 was $1,614,187, compared to $1,980,401 in fiscal year 2023. Our margins increased as sales increased year over year.

Expenses

Expenses for fiscal year 2022 were $1,712,374, compared to $2,367,781 in fiscal year 2023. During 2023 we completed a brand refresh which significantly increased our sales and marketing expense. This, combined with price increases across the board resulted in an increase in expenses from 2022 to 2023

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Prior to Covid, sales were growing steadily up until 2020, when the company shut down operations for two months. The Company has since been focused on the overall maturation of the business cycle, and is early in exploring new markets. Current sources of revenue have been Wilkommen, the tasting room and event space, and the recent uptick in wholesale. Our goal is to focus more heavily on the gluten-removed campaign, and driving revenue primarily through wholesale in the future.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $36,593.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA EIDL Loan

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: May 11, 2050

Creditor: US Bank Business Loan

Amount Owed: $10,346.14

Interest Rate: 7.5%

Maturity Date: April 17, 2023

Creditor: SBA EIDL Loan

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: November 17, 2020

Creditor: Series A 05-2025 Bonds

Amount Owed: $33,263.84

Interest Rate: 9.0%

Maturity Date: May 01, 2025

Creditor: Kingston Wu Loan Payable

Amount Owed: $19,083.00

Interest Rate: 0.0%

Creditor: Note Payable

Amount Owed: $120,736.00

Interest Rate: 5.0%

Maturity Date: July 31, 2019

Creditor: Convertible Note

Amount Owed: $400,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2026

THERE ARE $400K in Outstanding Convertible Promissory Notes issued on February 1, 2024, that mature, either December 31, 2026, or December 31, 2028, and which accrue interest at 8% per annum, and require interest only payments on March 31st of each year. These Notes are convertible into common stock at $0.56 per share.

Creditor: Intuit

Amount Owed: $24,555.00

Interest Rate: 17.0%

Maturity Date: November 03, 2025

Creditor: Intuit

Amount Owed: $58,817.00

Interest Rate: 15.5%

Maturity Date: April 02, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Andrew Furman

James Andrew Furman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Co-Founder

Dates of Service: January, 2014 - Present

Responsibilities: Jim is the full-time Chief Executive Officer of Black Hammer Brewing. Jim receives an annual salary of $100,000 and holds approximately 44% equity in the company. Jim will be providing Form C sign-off as the Company's

Principal Accounting Officer and CEO.

Name: Kevin Albert Jackey

Kevin Albert Jackey's current primary role is with Wells Fargo. Kevin Albert Jackey currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Co-Founder

Dates of Service: August, 2015 - Present

Responsibilities: Kevin is a Director, co-founder, and the Company's finance and business development lead for all operations under Black Hammer Brewing. Kevin does not receive salary or equity compensation from Black Hammer Brewing. There is no formal plan to be compensated in the near future, but Kevin will eventually take a small stipend to assist in personal expenses related to the operation.

Other business experience in the past three years:

Employer: Wells Fargo

Title: Director

Dates of Service: April, 2023 - Present

Responsibilities: Report to the Chief Risk Officer, the lead risk officer for consumer banking fraud.

Other business experience in the past three years:

Employer: LPL Financial

Title: Chief Risk Officer

Dates of Service: March, 2020 - April, 2023

Responsibilities: The group head of risk management activities, responsible for oversight, challenge, and strategy execution across all lines of business and risk verticals.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: James Furman

Amount and nature of Beneficial ownership: 4,390,600

Percent of class: 43.906

Title of class: Common Stock

Stockholder Name: Kevin Jackey

Amount and nature of Beneficial ownership: 3,070,400

Percent of class: 30.704

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 551,785 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Agreements

Certain outstanding units of Common Stock are subject to a Stock Forefeiture Agreement, whereby Kevin/Jim agreed that upon the closing of this Regulation CF Offering, they shall forfeit, on a pro-rata basis, a number of their shares, equal to the number of shares sold in this Regulation CF Offering.

There is also a Stockholder Agreement that provides Kevin/Jim with rights of first refusals and director appointment rights. The ROFR is not triggered by this CF offering.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $400,000.00

Maturity Date: December 31, 2026

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: At any time prior to the repayment of this Note, the Holder may convert all or a portion of the unpaid principal and unpaid interest due under this Note, into Common Stock, at a conversion price of $0.56 per share.

Material Rights

THERE ARE $400K in Outstanding Convertible Promissory Notes issued on February 1, 2024, that mature, either December 31, 2026, or December 31, 2028, and which accrue interest at 8% per annum, and require interest only payments on March 31st of each year. These Notes are convertible into common stock at $0.56 per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational

performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our

reliance on these third-party vendors and service providers. Our failure to comply with governmental regulations could adversely affect our business. The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; • environmental matters; • health and safety codes; • liquor sales; • the preparation, labeling and sale of alchohol; and • employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages. Regulatory requirements are cumbersome and expensive. Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. We depend on independent wholesale distributors to distribute our products. The failure to maintain such relationships or our inability to enter into relationships with other distributors, or the failure of our distributors to adequately distribute our products within their territories could harm our sales. We are required by law to use state licensed distributors and state-owned agencies to sell our alcoholic products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in California; however, failure to maintain those relationships, our inability to enter agreements with other distributors, or the failure of our distributors to adequately distribute our products within their territories, could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several alcohol distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our liquor could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our distributors will purchase our products, commit sufficient time and resources to promote and market our brand and products, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, and we may be unable to achieve our business objectives. We face substantial competition in our industry and many factors may prevent us from competing successfully. The brewery industry is highly competitive. Although we believe we have strategic locations and a growing brand, there are numerous existing breweries in the San Francisco area. We face competition from established independent breweries, brewery chains, bars, tasting rooms and beer manufacturers. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors. Our success is highly correlated to general economic conditions.

Demand for high end alcoholic products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States, may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Black Hammer Holdings, Inc

By /s/ *James Furman*

  Name: <u>Black Hammer Holdings, Inc</u>

  Title: CEO, Principal Accounting Officer, and Director

Exhibit A

FINANCIAL STATEMENTS

BLACK HAMMER BREWING, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Black Hammer Brewing, LLC
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Black Hammer Brewing, LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 22, 2024
Los Angeles, California

BLACK HAMMER BREWING, LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31, (USD $ in Dollars)		2023		2022
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	36,593	$	145,458
Acccounts Receivable, net		25,083		16,970
Inventory		35,818		59,283
Prepaids and Other Current Assets		295		-
Total Current Assets		**97,789**		**221,711**
Property and Equipment, net		167,816		191,598
Intangible Assets		355		1,225
Total Assets	$	**265,960**	$	**414,534**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	92,107	$	41,674
Credit Cards		93,777		66,404
Current Portion of Loans and Notes		277,703		161,158
Other Current Liabilities		110,055		103,910
Total Current Liabilities		**573,642**		**373,145**
Promissory Notes and Loans		620,847		651,020
Total Liabilities		**1,194,489**		**1,024,166**
MEMBERS' EQUITY				
Members' Equity		(928,529)		(609,631)
Total Members' Equity		**(928,529)**		**(609,631)**
Total Liabilities and Members' Equity	$	**265,960**	$	**414,534**

See accompanying notes to financial statements.

BLACK HAMMER BREWING, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 2,735,457	$ 2,320,453
Cost of Goods Sold	755,056	633,048
Gross profit	1,980,401	1,687,405
Operating expenses		
General and Administrative	2,280,641	1,606,271
Sales and Marketing	87,140	106,103
Total operating expenses	2,367,781	1,712,374
Operating Income/(Loss)	(387,380)	(24,969)
Interest Expense	62,634	28,452
Other Loss/(Income)	(131,117)	(42,552)
Income/(Loss) before provision for income taxes	(318,898)	(10,869)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (318,898)	$ (10,869)

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2021	$ (598,762)
Net income/(loss)	(10,869)
Balance—December 31, 2022	$ (609,631)
Net income/(loss)	(318,898)
Balance—December 31, 2023	$ (928,529)

See accompanying notes to financial statements.

BLACK HAMMER BREWING, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (318,898)	$ (10,869)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	32,646	105,502
Amortization of Intangibles	870	-
Changes in operating assets and liabilities:		
Acccounts receivable, net	(8,113)	339
Inventory	23,465	(7,636)
Prepaids and Other Current Assets	(295)	-
Accounts Payable	50,434	5,173
Credit Cards	27,373	7,565
Other Current Liabilities	6,145	(19,739)
Net cash provided/(used) by operating activities	**(186,372)**	**80,334**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(8,864)	(78,480)
Net cash provided/(used) in investing activities	**(8,864)**	**(78,480)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Notes and Loans	132,776	25,308
Repayment of Promissory Notes and Loans	(46,405)	-
Net cash provided/(used) by financing activities	**86,371**	**25,308**
Change in Cash	(108,865)	27,162
Cash—beginning of year	145,458	118,296
Cash—end of year	**$ 36,593**	**$ 145,458**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 62,634	$ 28,452
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Black Hammer Brewing, LLC was formed on January 6, 2014 in the state of California. The company has a wholly-owned subsidiary Bay Area Brewing Collective, LLC, which was formed on December 12, 2017 in the state of California. The consolidated financial statements of Black Hammer Brewing, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

BHB is a craft brewery founded in San Francisco, California and located at 544 Bryant Street in the same.   Management, production, sales, marketing and retail operations are all headquartered at this location. BHB was built to create a unique, warm destination that blends the growing design/industrial flare of the SoMa neighborhood of San Francisco with a traditional, communal environment. BHB brews award winning ales and lagers at this location that are served within the taproom, as well as sold wholesale through a distributor to restaurants, bars, grocery stores and liquor stores. BAY AREA BREWING COLLECTIVE, LLC ("BABC") is a wholly owned subsidiary of BHB that was formed in 2017 to own and operate the restaurant Willkommen ("WKM"), located at 2198 Market Street, San Francisco, California, which opened on May 15, 2019. Willkommen is German/Californian fusion cuisine restaurant which serves a primarily sausage-focused menu, as well as BHB-produced beer and German imports, wine, and other beverages.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit

accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	5 years
Furniture & Fixtures	5 years
Leasehold Improvements	5 years
Restaurant Equipment	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount

exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible asset pertains to trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company derives its revenue from the sale of its acclaimed ales and lagers, as well as from the operations of its restaurant, known as 'Willkommen.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $87,140 and $106,103, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	35,818	59,283
Total Inventory	$ 35,818	$ 59,283

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Prepaid and Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	295	-
Total Other Current Liabilities	$ 295	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Gift Certificates Payable	23,535	7,977
Tax Liabilities	30,943	9,939
Keg Deposit	13,745	10,781
Lease Incentive Liablity	41,831	48,803
Other current liabilities	-	26,410
Total Other Current Liabilities	$ 110,055	$ 103,910

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Machinery & Equipment	$ 394,960	$ 391,047
Furniture & Fixtures	41,278	36,327
Leasehold Improvements	927,009	927,009
Restaurant Equipment	2,138	2,138
Vehicles	5,800	5,800
Property and Equipment, at Cost	1,371,184	1,362,320
Accumulated depreciation	(1,203,368)	(1,170,722)
Property and Equipment, Net	$ 167,816	$ 191,598

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $32,646 and $105,502, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Trademark	$ 1,225	$ 1,225
Intangible assets, at cost	1,225	1,225
Accumulated amortization	(870)	-
Intangible assets, Net	$ 355	$ 1,225

Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $870 and $0, respectively.

7.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
James Furman	43.9%
Kevin Jackey	30.7%
Andrew Baron	2.2%
Others	23.2%
TOTAL	100.0%

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
					For the Year Ended December 2023					For the Year Ended December 2022				
SBA EIDL Loan	$ 650,000	3.75%	5/11/2020	5/11/2050	$ 24,375	-	$ 30,144	$ 619,856	$ 650,000	$ 24,375	$ -	$ 30,144	$ 619,856	$ 650,000
US Bank Business Loan	$ 13,354			4/17/2025	$ -	-	$ 10,272	$ 991	$ 11,263	$ -	$ -	$ 9,654	$ 12,122	$ 21,775
Series A 05-2025 Bonds	$ 100,000	7.00%	5/1/2020	5/1/2025	$ 4,319	-	$ 16,817	$ -	$ 16,817	$ -	$ -	$ 22,834	$ 19,042	$ 41,876
Kingston Wu Loan Payable	$ 25,000	No contract in place			$ -	-	$ 15,716	$ -	$ 15,716	$ -	$ -	$ 16,987	$ -	$ 16,987
Intuit Loan Payable	$ 85,000	15.50%	2/10/2023	18 months	$ 10,525		$ 76,497	$ -	$ 76,497	$ -	$ -	$ -	$ -	$ -
Intuit Loan Payable	$ 30,000	17.00%	11/3/2023	24 months	$ 782		$ 28,942	$ -	$ 28,942	$ -	$ -	$ -	$ -	$ -
Note Payable	$ 99,316	5.00%	7/31/2014	60 months	$ 4,966	-	$ 99,316	$ -	$ 99,316	$ 4,077	$ -	$ 81,540		$ 81,540
Total					$ 44,966	-	$ 277,703	$ 620,847	$ 898,550	$ 28,452	$ -	$ 161,158	$ 651,020	$ 812,178

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$	277,703
2025		31,135
2026		30,144
2027		30,144
2028		30,144
Thereafter		499,280
Total	**$**	**898,550**

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 22, 2024, which is the date the financial statements were available to be issued.

In order to raise funds on the crowdfunding platform, Black Hammer Holding, Inc. was officially incorporated on March 1, 2024, under Delaware's jurisdiction. This entity assumes the role of the parent company for Black Hammer Brewing, LLC.

The company procured an additional loan totaling $50,000 in order to finance its working capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $387,380, an operating cash flow loss of $186,372 and liquid assets in cash of $36,593, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, James Furman , Principal Executive Officer of Black Hammer Holdings, Inc, hereby certify that the financial statements of Black Hammer Holdings, Inc included in this Report are true and complete in all material respects.

James Furman

CEO, Principal Accounting Officer, and Director